UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025
Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant's name into English)

7 Clarges Street, London, W1J 8AE United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

On March 27, 2025, the Registrant issued press releases, copies of which are attached hereto as Exhibit 99.1 and 99.2 and are incorporated herein by reference.

Exhibit 99.1 Press Release Dated March 27, 2025
Exhibit 99.2 Press Release Dated March 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd. (registrant)
Date	March 27, 2025	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer